SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Zymergen Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98985X100
(CUSIP Number)

April 26, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98985X100	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,078,902

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,078,902

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,078,902

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.06% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 100,360,401 shares of Common Stock, par value $0.001 per share, expected to be outstanding after giving effect to the Issuer’s initial public offering, which closed on April 26, 2021, and to the full exercise of the underwriters’ overallotment option, which Issuer counsel confirmed, as set forth in the prospectus filed by the Issuer with the Securities and Exchange Commission on April 23, 2021.

CUSIP No. 98985X100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Zymergen Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5980 Horton Street, Suite 105
Emeryville, California 94608

Item 2(a).	Name of Person Filing:

GIC Private Limited (“GIC”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

98985X100

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)
GIC Private Limited	5,078,902	5.06%

Reporting Person	Voting Power		Dispositive Power
	Sole (1)	Shared (1)	Sole (1)	Shared (1)
GIC Private Limited	0	5,078,902	0	5,078,902

CUSIP No. 98985X100	SCHEDULE 13G	Page 4 of 5 Pages

(1) GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  GIC shares power to vote and dispose of 600,000 securities beneficially owned by it with MAS. GIC shares the power to vote and dispose of 4,478,902 shares beneficially owned by it with Gamnat Pte Ltd. and GIC Asset Management Pte. Ltd. (“GAM”), both of which are private limited companies incorporated in Singapore.  GAM is wholly owned by GIC and is the public equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves.  The Government of Singapore disclaims beneficial ownership of these shares and GIC disclaims membership in a group.

(2) Based on 100,360,401 shares of Common Stock, par value $0.001 per share, expected to be outstanding after giving effect to the Issuer’s initial public offering, which closed on April 26, 2021, and to the full exercise of the underwriters’ overallotment option, which Issuer counsel confirmed, as set forth in to the prospectus filed by the Issuer with the Securities and Exchange Commission on April 23, 2021.

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 98985X100	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

Dated: May 5, 2021	By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President

	By:	/s/ Diane Liang
Name: Diane Liang
Title: Senior Vice President